TYG Solutions Corp.

202 Avenue F. Brooklyn, NY 11218

April 13, 2016

Mark P. Sherman

Branch Chief

United States Securities and Exchange Commission

Washington, DC 20549

                                                Re:      TYG Solutions Corp.

                                                            Amendment No. 6 to Registration Statement on Form S-1

                                                            Filed March 22, 2016

                                                            File No. 333-198284

Dear Mr. Sherman:

General

Comment 1.Throughout your filing, please revise references to your financial statements to those that are updated and included in the filing. As an example, on page 18, we note that you refer to the financial statements as of December 31, 2014 and December 31, 2013 included in this prospectus and the registration statement. However, the financial statements included in the filing are as of December 31, 2015 and December 31, 2014.

Response 1.  The Registration Statement has been revised accordingly.

Risks Factors

If We Are Not Able to Implement the Requirements of Section 404 of the Sarbanes-Oxley Act in a Timely Manner or With Adequate Compliance…, page 12

Comment 2.We note the revision in response to prior comment 3. As you disclose, you will not be required to evaluate your internal controls over financial reporting or disclose the results of such evaluation until the filing of your second annual report. The period of your second annual report would not appear to be until at least the fiscal year ended December 31, 2017. Please revise to correct the expected date of adoption of this requirement or remove the references the date.

Response 2.  The Registration Statement has been revised to remove the reference to the date.

Report of Independent Registered Public Accounting Firm, page F-1

Comment 3.Please revise to remove the graphic from the audit report or explain its placement.

Response 3.The Registration Statement has been revised to remove the graphic.

Comment 4.Please update the statement regarding sufficiency of cash included in the audit report.

Response 4.  The Audit Report on F-1 was updated through December 31, 2015.

Management’s Discussion and Analysis of Financial Condition and Result of Operations

Critical Accounting Policies and Estimates, page 21

Comment 5.The disclosures in this section state that you are in the development stage, have not commenced operations, and have recently started developing an app. Please explain the basis for these statements considering the current status of your business and the statements elsewhere in your filing that you have commenced limited operations.

Response 5.  The Registration Statement has been changed accordingly.

Liquidity and Capital Resources, page 24

Comment 6.Please revise to update your discussion of liquidity as of the most recently completed period. In this regard, consider addressing cash provided by operating activities in 2015 and your profitability in 2015. Consider explaining why you only have sufficient cash on hand and revenue to sustain operations for six months, considering your cash balance of $47,826 as of December 31, 2015 and that you will only need $12,000 to fund your planned operations for 12 months. Disclose any significant subsequent events.

Response 6.  The Registration Statement has been revised accordingly to reflect the Company’s belief that it has enough cash on hand as of December 31, 2015 to fund operations for at least 12 months.

Sincerely,

TYG Solutions Corp.

/s/ Natan Barmatz

Natan Barmatz

President